1 Lavoro Reports Fiscal Fourth Quarter 2024 Earnings Results1 • FY2024 revenue of US$1.89 billion increased 5% year-over-year (flat in BRL terms), driven by market share gains and sales volume growth mitigating deflationary input price headwinds. • FY2024 gross profit decreased -19% to $268.4 million (-23% in BRL), with gross margins compressing by -430 basis points to 14.2%, primarily due to the input price deflation and a less favorable product category sales mix. • The Crop Care2 segment was a standout performer for the year, with revenue rising 24% to $150.7 million for FY2024 (+18% BRL), and gross profit of $56.1 million increasing +4% y/y (decreasing -1% in BRL), despite the challenging market environment for specialty products. • Net loss for FY2024 increased to $154.6 million, compared to a net loss of $43.7 million in the previous year, with the change reflecting a decline in gross profit, higher finance costs and income tax headwinds. Adjusted Net Loss was $144.9 million, compared to Adjusted Net Profit of $30.9 million last year, with the variation reflecting lower gross profit, increased finance costs and income tax headwinds. • Adjusted EBITDA3 for FY2024 was $53.4 million, compared to $150.1 million in the previous year, with the decline resulting from lower gross profit, and higher operating expenses. • Net cash flows provided by operations4 were $33.1 million (R$165.8 million), compared to $20.9 million (R$108.1 million) in the prior year. • Lavoro provides an outlook for FY2025 detailed later in the release. SÃO PAULO – October 31, 2024 (GLOBE NEWSWIRE) — Lavoro Limited (Nasdaq: LVRO, LVROW), the first U.S. listed pure-play agricultural inputs retailer in Latin America, today announced its financial results for the fiscal fourth quarter of 2024, which ended on June 30, 2024. Ruy Cunha, CEO of Lavoro, commented, “This past year was one of the most challenging periods for Brazilian agribusiness in the last decade, with the ag inputs retail market estimated to have declined by over 20%. Lavoro navigated these turbulent conditions, gaining market share by focusing on controllable factors and leveraging our scale and verticalized business model. Our Crop Care segment performed well considering the notably challenging conditions for specialty inputs in the Brazilian market.” “The current market environment reflects a mix of contrasting factors. On the one hand, projections for farmer profitability for the crop year 2024/2025 indicate improvement over the previous year, incentivizing farmers to grow planted acres and to invest in inputs to maximize yields. Additionally, input prices are continuing to show signs of stabilization. On the other hand, reduced bank and government lending to farmers, due in part to the impact from last year’s drought on crop yields, is currently constraining short- term liquidity for farmers, and creating challenges for the broader ag inputs value chain, including Lavoro. Against this backdrop, enhancing gross margin improvement is a key priority for this year.” 1 Financials presented in US dollars in throughout this release are converted using the following average period USD/BRL exchange rate: 5.217 for 4Q24, 4.951 for 3Q24; 4.955 for 2Q24; 4.883 for 1Q24; 4.952 for 4Q23; 5.193 for 3Q23; 5.265 for 2Q23; 5.241 for 1Q23. 2 Crop Care financial results shown here, and elsewhere in this release, include intercompany sales to Lavoro, which are eliminated in the consolidated results. 3 Adjusted EBITDA and Adjusted Profit/Loss are non-IFRS measures. Please see reconciliation tables elsewhere in this release. 4 Converted to USD using the average USD/BRL for the fiscal year: 5.00 for FY24 and 5.16 for FY23.

2 FY4Q24 Financial Highlights5 • Consolidated revenue for Lavoro in 4Q24 increased by 2% year-over-year (y/y) to $271.1 million (+8% in BRL), compared to the prior year period, with positive contributions from Grains revenue associated with our barter operations, which grew +41% to $68.3 million (+48% in BRL). This was partially offset by a decline in Inputs revenue of -6% (-1% in BRL), which reached $202.8 million, reflecting Input revenue declines in Brazil Ag Retail and the effect of converting our results from Brazilian reais to U.S. dollars for ease of reference. • Consolidated gross profit decreased by -4% to $45.2 million in 4Q24 (+2% in BRL). Gross margins contracted by -100 bps y/y to 16.7%, driven by an increased mix of Grains revenue, and the unfavorable impact of product mix in Crop Care, partially offset by an improvement in gross margins for Brazil Ag Retail and Latam Ag Retail. • Gross profit as % of Inputs revenue improved 70 bps y/y to 22.3% in 4Q24, with improvements led primarily by Brazil Ag Retail, partially offset by product mix headwinds in our Crop Care segment. • Net loss for 4Q24 was $77.3 million, compared to a net loss of $19.5 million in the prior year period. The $57.8 million year-over-year increase in net loss was primarily driven by income taxes headwinds ($35 million), and higher finance costs ($22 million). Adjusted Net Loss was $76.2 million, compared to Adjusted Net Loss of $15.2 million in the prior year quarter, with similar key drivers for the year-over-year change. • Adjusted EBITDA was -$2.1 million in 4Q24 compared to $2.4 million in the prior year period, with the change reflecting a decline in gross profit and net other operating income. 5 Adjusted EBITDA and Adjusted Profit/Loss are non-IFRS measures. Please see reconciliation tables elsewhere in this release.

LAVORO

Consolidated Results (USD)	4Q23	4Q24	Chg. %	FY23	FY24	Chg. %
(in millions of US dollars)						
Revenue by Segment	**265.5**	**271.1**	**2%**	**1,799.7**	**1,888.6**	**5%**
Brazil Ag Retail	197.2	192.5	(2%)	1,506.2	1,584.4	5%
Latam Ag Retail	61.8	65.2	5%	233.8	237.8	2%
Crop Care	10.7	19.9	87%	121.2	150.7	24%
Intercompany eliminations	(4.1)	(6.4)		(61.4)	(84.3)	
Revenue by Category	**265.5**	**271.1**	**2%**	**1,799.7**	**1,888.6**	**5%**
Inputs revenue	217.0	202.9	(6%)	1,669.4	1,678.7	1%
Grains revenue	48.6	68.3	41%	130.4	209.9	61%
Gross Profit	**46.9**	**45.2**	**(4%)**	**332.9**	**268.4**	**(19%)**
Brazil Ag Retail	26.3	29.8	13%	246.8	182.7	(26%)
Latam Ag Retail	9.4	10.4	10%	38.1	36.8	(3%)
Crop Care	8.1	5.8	(29%)	54.0	56.1	4%
Intercompany elim.	3.1	(0.7)		(6.0)	(7.1)	
Gross Margin	**17.6%**	**16.7%**	**-100 bps**	**18.5%**	**14.2%**	**-430 bps**
Brazil Ag Retail	13.3%	15.5%	210 bps	16.4%	11.5%	-490 bps
Latam Ag Retail	15.2%	15.9%	70 bps	16.3%	15.5%	-80 bps
Crop Care	75.9%	28.9%	-4700 bps	44.6%	37.2%	-730 bps
Gross Margin (% of Inputs revenue)	**21.6%**	**22.3%**	**70 bps**	**19.9%**	**16.0%**	**-400 bps**
Brazil Ag Retail	17.7%	23.8%	610 bps	17.9%	13.2%	-460 bps
Latam Ag Retail	15.3%	16.1%	80 bps	16.7%	16.0%	-70 bps
Crop Care	75.9%	28.9%	-4700 bps	44.6%	37.2%	-730 bps
SG&A (excl. D&A)	(55.5)	(51.5)	(7%)	(205.9)	(237.2)	15%
Other operating income (expense)	5.0	2.6		(52.9)	7.4	
EBITDA	**(3.6)**	**(3.7)**	**n.m.**	**74.1**	**38.7**	**(48%)**
(+) Adjustment items	6.0	1.5		76.0	14.7	
Adjusted EBITDA	**2.4**	**(2.1)**	**(191%)**	**150.1**	**53.4**	**(64%)**
Brazil Ag Retail	3.4	3.0	(13%)	141.6	50.1	(65%)
Latam Ag Retail	3.3	3.6	8%	17.6	12.3	(30%)
Crop Care	1.2	(2.0)	n.m.	28.4	22.5	(21%)
Corporate & Intercompany elim.	(5.6)	(6.7)		(37.3)	(31.6)	
Adjusted EBITDA Margin %	0.9%	(0.8%)	-170 bps	8.3%	2.8%	-550 bps
Adjusted EBITDA Margin (% of Inputs)	1.1%	(1.1%)	-210 bps	9.0%	3.2%	-580 bps
Share of profit of an associate	-	(0.1)		-	0.3	
D&A (incl. PPA amortization)	(8.3)	(8.9)	7%	(32.3)	(36.0)	11%
Finance income (costs)	(28.2)	(50.3)	79%	(119.5)	(163.8)	37%
Income taxes, current and deferred	20.6	(14.3)		34.1	6.2	
Net profit (loss)	**(19.5)**	**(77.3)**	**n.m.**	**(43.7)**	**(154.6)**	**n.m.**
(+) Adjustment items	6.6	1.6		81.2	14.6	
(+) Income tax impact of adjustments	(2.2)	(0.6)		(6.7)	(5.0)	
Adjusted net profit (loss)	**(15.2)**	**(76.2)**	**n.m.**	**30.9**	**(144.9)**	**n.m.**

1

Consolidated Results (BRL)	4Q23	4Q24	Chg. %	FY23	FY24	Chg. %
(in millions of Brazilian reais)						
Revenue by Segment	**1,315.1**	**1,414.6**	**8%**	**9,347.4**	**9,392.3**	**0%**
Brazil Ag Retail	976.4	1,004.2	3%	7,829.3	7,869.8	1%
Latam Ag Retail	306.2	339.9	11%	1,206.3	1,190.5	(1%)
Crop Care	52.7	103.9	97%	632.8	749.2	18%
Intercompany eliminations	(20.2)	(33.5)		(321.1)	(417.3)	
Revenue by Category	**1,315.1**	**1,414.6**	**8%**	**9,347.4**	**9,392.3**	**0%**
Inputs revenue	1,074.5	1,058.5	(1%)	8,680.5	8,337.9	(4%)
Grains revenue	240.5	356.1	48%	666.9	1,054.4	58%
Gross Profit	**232.1**	**235.7**	**2%**	**1,730.8**	**1,337.5**	**(23%)**
Brazil Ag Retail	130.3	155.2	19%	1,286.0	910.2	(29%)
Latam Ag Retail	46.6	54.2	16%	196.6	184.2	(6%)
Crop Care	40.0	30.0	(25%)	280.9	278.4	(1%)
Intercompany elim.	15.1	(3.7)		(32.7)	(35.3)	
Gross Margin	**17.6%**	**16.7%**	**-100 bps**	**18.5%**	**14.2%**	**-430 bps**
Brazil Ag Retail	13.3%	15.5%	210 bps	16.4%	11.6%	-490 bps
Latam Ag Retail	15.2%	15.9%	70 bps	16.3%	15.5%	-80 bps
Crop Care	75.9%	28.9%	-4700 bps	44.4%	37.2%	-720 bps
Gross Margin (% of Inputs revenue)	**21.6%**	**22.3%**	**70 bps**	**19.9%**	**16.0%**	**-390 bps**
Brazil Ag Retail	17.7%	23.8%	610 bps	17.9%	13.3%	-460 bps
Latam Ag Retail	15.3%	16.1%	80 bps	16.8%	16.0%	-70 bps
Crop Care	75.9%	28.9%	-4700 bps	44.4%	37.2%	-720 bps
SG&A (excl. D&A)	(274.6)	(268.5)	(2%)	(1,060.6)	(1,184.6)	12%
Other operating income (expense)	24.7	13.7		(275.8)	37.6	
EBITDA	**(17.8)**	**(19.1)**	**n.m.**	**394.4**	**190.4**	**(52%)**
(+) Adjustment items	29.5	7.9		393.5	72.8	
Adjusted EBITDA	**11.7**	**(11.2)**	**n.m.**	**787.9**	**263.2**	**(67%)**
Brazil Ag Retail	16.9	15.4	(9%)	741.3	248.5	(66%)
Latam Ag Retail	16.5	18.8	14%	91.6	61.8	(32%)
Crop Care	5.8	(10.6)	n.m.	149.0	110.7	(26%)
Corporate & Intercompany elim.	(27.5)	(34.8)		(193.9)	(157.8)	
Adjusted EBITDA Margin %	0.9%	(0.8%)	-170 bps	8.4%	2.8%	-560 bps
Adjusted EBITDA Margin (% of Inputs)	1.1%	(1.1%)	-210 bps	9.1%	3.2%	-590 bps
Share of profit of an associate	-	(0.3)		-	1.5	
D&A (incl. PPA amortization)	(41.3)	(46.6)	13%	(167.5)	(180.0)	7%
Finance income (costs)	(139.5)	(262.7)	88%	(617.8)	(822.5)	33%
Income taxes, current and deferred	102.0	(74.6)		172.3	25.6	
Net profit (loss)	**(96.6)**	**(403.3)**	**n.m.**	**(218.7)**	**(785.0)**	**n.m.**
(+) Adjustment items	32.6	8.5		420.5	72.3	
(+) Income tax impact of adjustments	(11.1)	(2.9)		(34.3)	(24.6)	
Adjusted net profit (loss)	**(75.0)**	**(397.7)**	**n.m.**	**167.5**	**(737.3)**	**n.m.**

2

FY4Q24 Segment Results

Please note for the FY2024 and FY4Q24 results, Lavoro management updated its methods of allocation of certain holding company expenses *between operating segments and "Corporate". These* corporate expenses incurred by the holding company and not directly related to any operating segment were previously attributed to Brazil Ag Retail and Crop Care operating segments. They have now been reclassified under "Corporate*" to better align with management's assessment framework and reflect each business unit's underlying performance.* Supplementary financial information reflecting past results with this updated methodology is available on our investors relations website https://ir.lavoroagro.com.

Brazil Ag Retail

- Brazil Ag Retail segment revenue decreased by -2% (+3% in BRL) to $192.5 million in 4Q24, with growth in Grains revenue resulting from a higher mix of barter operations being offset by a decline in Inputs revenue and the impact of converting our results from BRL to USD.
- Inputs revenue declined -16% to $124.8 million (-12% in BRL), reflecting in part Lavoro's decision to delay shipments to certain farmer clients with outstanding overdue receivables until repayment, as was discussed in the prior quarter earnings call.
- Gross profit grew +13% to $29.8 million (+19% in BRL), as gross margin expanded by 210 bps bps y/y to 15.5% in 4Q24, and Gross Margin (Inputs) increased by 610 bps to 23.8%. The margin improved was driven mainly by the increase in supplier rebates compared to prior year.
- Adjusted EBITDA was $3.0 million, compared to $3.4 million in the prior year quarter, with higher operating expenses off.

Brazil Ag Retail (USD)	**4Q23**	**4Q24**	**Chg. %**	**FY23**	**FY24**	**Chg. %**
(in millions of US dollars)						
Inputs revenue	148.7	124.8	(16%)	1,382.2	1,382.9	0%
Grains revenue	48.5	67.7	40%	124.0	201.6	63%
Revenue	**197.2**	**192.5**	**(2%)**	**1,506.2**	**1,584.4**	**5%**
Gross Profit	**26.3**	**29.8**	**13%**	**246.8**	**182.7**	**(26%)**
Gross Margin	*13.3%*	*15.5%*	*210 bps*	*16.4%*	*11.5%*	*-490 bps*
Gross Margin (% of Inputs)	*17.7%*	*23.8%*	*610 bps*	*17.9%*	*13.2%*	*-460 bps*
Adjusted EBITDA	**3.4**	**3.0**	**(13%)**	**141.6**	**50.1**	**(65%)**
Adjusted EBITDA margin	*1.7%*	*1.5%*	*-20 bps*	*9.4%*	*3.2%*	*-620 bps*
Adjusted EBITDA margin (% of Inputs)	*2.3%*	*2.4%*	*10 bps*	*10.2%*	*3.6%*	*-660 bps*

3

Brazil Ag Retail (BRL)	4Q23	4Q24	Chg. %	FY23	FY24	Chg. %
(in millions of Brazilian reais)						
Inputs revenue	736.4	651.0	(12%)	7,195.7	6,856.5	(5%)
Grains revenue	240.1	353.2	47%	633.6	1,013.3	60%
Revenue	**976.4**	**1,004.2**	**3%**	**7,829.3**	**7,869.8**	**1%**
Gross Profit	**130.3**	**155.2**	**19%**	**1,286.0**	**910.2**	**(29%)**
Gross Margin	*13.3%*	*15.5%*	*210 bps*	*16.4%*	*11.6%*	*-490 bps*
Gross Margin (% of Inputs)	*17.7%*	*23.8%*	*610 bps*	*17.9%*	*13.3%*	*-460 bps*
Adjusted EBITDA	**16.9**	**15.4**	**(9%)**	**741.3**	**248.5**	**(66%)**
Adjusted EBITDA margin	*1.7%*	*1.5%*	*-20 bps*	*9.5%*	*3.2%*	*-630 bps*
Adjusted EBITDA margin (% of Inputs)	*2.3%*	*2.4%*	*10 bps*	*10.3%*	*3.6%*	*-670 bps*

Brazil Ag Retail KPIs	4Q23	4Q24
Retail stores	181	187
Number of RTVs	827	832

Latam Ag Retail

- Latam Ag Retail segment saw a 5% increase in revenue to $65.2 million (+11% in BRL), with the positive effect of the appreciation of the Colombian peso compared to USD and BRL in the prior year quarter more than offsetting headwinds from El Nino related droughts on planting intentions of Colombian farmers.

- Segment gross profit was $10.4 million in 4Q24, an increase of +10% over the prior year period. Gross margins expanded by +70 bps to 15.9%, driven mainly by a favorable shift in product mix.

- Adjusted EBITDA was $3.6 million, compared to $3.3 million in the prior year quarter, with the increase in gross profit partially offset by an increase in allowance for expected credit losses.

Latam Ag Retail (USD)	4Q23	4Q24	Chg. %	FY23	FY24	Chg. %
(in millions of US dollars)						
Inputs & services revenue	61.7	64.6	5%	227.4	229.5	1%
Grains revenue	0.1	0.5	483%	6.4	8.3	31%
Revenue	**61.8**	**65.2**	**5%**	**233.8**	**237.8**	**2%**
Gross Profit	**9.4**	**10.4**	**10%**	**38.1**	**36.8**	**(3%)**
Gross Margin	*15.2%*	*15.9%*	*70 bps*	*16.3%*	*15.5%*	*-80 bps*
Gross Margin (% of Inputs)	*15.3%*	*16.1%*	*80 bps*	*16.7%*	*16.0%*	*-70 bps*
Adjusted EBITDA	**3.3**	**3.6**	**8%**	**17.6**	**12.3**	**(30%)**
Adjusted EBITDA margin	*5.4%*	*5.5%*	*20 bps*	*7.5%*	*5.2%*	*-230 bps*

4

Latam Ag Retail (BRL)	4Q23	4Q24	Chg. %	FY23	FY24	Chg. %
(in millions of Brazilian reais)						
Inputs & services revenue	305.7	337.1	10%	1,173.0	1,149.5	(2%)
Grains revenue	0.5	2.9	514%	33.4	41.0	23%
Revenue	**306.2**	**339.9**	**11%**	**1,206.3**	**1,190.5**	**(1%)**
Gross Profit	**46.6**	**54.2**	**16%**	**196.6**	**184.2**	**(6%)**
Gross Margin	*15.2%*	*15.9%*	*70 bps*	*16.3%*	*15.5%*	*-80 bps*
Gross Margin (% of Inputs)	*15.3%*	*16.1%*	*80 bps*	*16.8%*	*16.0%*	*-70 bps*
Adjusted EBITDA	**16.5**	**18.8**	**14%**	**91.6**	**61.8**	**(32%)**
Adjusted EBITDA margin	*5.4%*	*5.5%*	*20 bps*	*7.6%*	*5.2%*	*-240 bps*

Latam Ag Retail KPIs	4Q23	4Q24
Retail stores	39	36
Number of RTVs	262	263

Crop Care

- Crop Care revenue increased by 87% to $19.9 million in 4Q24 (+97% in BRL), led by the strong performance of Union Agro, our specialty fertilizer business, which grew revenue by 46% in the quarter, and of Perterra, our private label off-patent crop protection business, partially offset by lower sales of biopesticides.
- Segment gross profit declined -29% y/y to $5.8 million (-25%), while gross margins decreased to 28.9%, from 75.9% in the prior year quarter. The decline in gross margins reflects the adverse product category mix, as Perterra grew considerably as compared to prior year, while 4Q23 benefited from an unusually strong mix of biological sales due to the timing of shipments.
- Adjusted EBITDA was -$2.0 million in 4Q24, compared to Adjusted EBITDA of $1.2 million in the prior year period, with the decrease driven by the decline in gross profit.

Crop Care (USD)	4Q23	4Q24	Chg. %	FY23	FY24	Chg. %
(in millions of US dollars)						
Revenue	**10.7**	**19.9**	**87%**	**121.2**	**150.7**	**24%**
Gross Profit	**8.1**	**5.8**	**(29%)**	**54.0**	**56.1**	**4%**
Gross Margin	*75.9%*	*28.9%*	*-4700 bps*	*44.6%*	*37.2%*	*-730 bps*
Adjusted EBITDA	**1.2**	**(2.0)**	**n.m.**	**28.4**	**22.5**	**(21%)**
Adjusted EBITDA margin	*11.1%*	*(10.2%)*	*-2130 bps*	*23.4%*	*15.0%*	*-850 bps*

5

Crop Care (BRL)	4Q23	4Q24	Chg. %	FY23	FY24	Chg. %
(in millions of Brazilian reais)						
Revenue	**52.7**	**103.9**	**97%**	**632.8**	**749.2**	**18%**
Gross Profit	**40.0**	**30.0**	**(25%)**	**280.9**	**278.4**	**(1%)**
Gross Margin	*75.9%*	*28.9%*	*-4700 bps*	*44.4%*	*37.2%*	*-720 bps*
Adjusted EBITDA	**5.8**	**(10.6)**	**n.m.**	**149.0**	**110.7**	**(26%)**
Adjusted EBITDA margin	*11.1%*	*(10.2%)*	*-2130 bps*	*23.5%*	*14.8%*	*-880 bps*

Full Fiscal Year 2025 Consolidated Outlook[6]

We expect Brazil's Ag inputs retail market to decline by roughly -10% in FY2025, with low-single digits volume growth offset by price declines stemming from base effects.

Lavoro' FY2025 outlook is for consolidated revenue between R$8.60 billion and R$9.20 billion, and Inputs revenue between R$7.70 billion and R$8.30 billion. Adjusted EBITDA is expected to grow relative to FY2024.

On a USD basis, consolidated revenue is projected to range between $1.50 billion and $1.60 billion, consolidated Inputs revenue is expected to range from $1.35 billion to $1.45 billion, and Adjusted EBITDA is expected to grow relative to FY2024.

	BRL	USD
Revenue	R$8.60 billion to R$9.20 billion	US$1.50 billion to US$1.60 billion
Inputs revenue	R$7.70 billion to R$8.30 billion	US$1.35 billion to US$1.45 billion
Adjusted EBITDA	Growth compared to FY2024	Growth compared to FY2024

Conference Call Details

Lavoro management will host a conference call and audio webcast on November 1, 2024 at 8:30 a.m. ET (9:30 a.m. BRT) to discuss the financial results.

Participant numbers: 1-877-407-9716 (U.S.), 1-201-493-6779 (International)

The live audio webcast will be accessible in the Events section on the Company's Investor Relations website at https://ir.lavoroagro.com/disclosure-and-documents/events/.

[6] USD/BRL average period exchange rate embedded in our financial outlook of 5.71, representing the period-weighted average FX rate fiscal year-to-date and the latest spot rate of 5.78 as of October 30, 2024.

6

7 Non-IFRS Financial Measures This press release contains certain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit/Loss and Adjusted Net Profit/Loss Margin. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. The Company believes these non-IFRS financial measures provide meaningful supplemental information as they are used by the Company's management to evaluate the Company's performance, and provide additional information about trends in our operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on our results, as well as the effects of certain items or events that vary widely among similar companies, and therefore may hamper comparability across periods, although these measures are not explicitly defined under IFRS. Management believes that these measures enhance a reader's understanding of the operating and financial performance of the Company and facilitate a better comparison between fiscal periods. Adjusted EBITDA is defined as profit (loss), adjusted for net finance income (costs), income taxes, depreciation and amortization. We also adjust this measure for certain revenues or expenses that are excluded when management evaluates the performance of our day-to-day operations, namely: (i) share of profit of an associate; (ii) fair value on inventories sold from acquired companies, a non-cash expense resulting from purchase price allocation of past acquisitions; (iii) M&A expenses that in management’s judgment do not necessarily occur on a regular basis; (iv) gains on bargain purchases, which are also related to purchase price allocation of past acquisitions; (v) listing and other expenses recognized in connection with the Business Combination; (vi) share-based compensation expenses; (vii) one-off bonuses paid out to our employees as a result of the closing of the Business Combination; and (viii) related-party expenses paid to Patria in connection to management support services. Adjusted EBITDA Margin is calculated as Adjusted EBITDA as a percentage of revenue for the period/year. Adjusted Net Profit/Loss is defined as profit (loss) adjusted for certain revenues or expenses that are excluded when management evaluates the performance of our day-to-day operations, namely: (i) share of profit of an associate; (ii) fair value on inventories sold from acquired companies, a non-cash expense resulting from purchase price allocation of past acquisitions; (iii) M&A expenses that in management’s judgment do not necessarily occur on a regular basis; (iv) gains on bargain purchases, which are also related to purchase price allocation of past acquisitions; (v) listing and other expenses recognized in connection with the Business Combination; (vi) share-based compensation expenses; (vii) one-off bonuses paid out to our employees as a result of the closing of the Business Combination; and (viii) related-party expenses paid to Patria in connection to management support services. Adjusted Net Profit/Loss Margin is calculated as Adjusted Net Profit/Loss as a percentage of revenue for the period/year. The Company does not intend for the non-IFRS financial measures contained in this release to be a substitute for any IFRS financial information. Readers of this press release should use these non-IFRS financial measures only in conjunction with comparable IFRS financial measures. Reconciliations of the non-IFRS financial measures Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit/Loss and Adjusted Net Profit/Loss Margin, to their most comparable IFRS measures, are provided in the table below.

Reconciliation of Adjusted EBITDA

Results in USD (in millions of US dollars)

Consolidated Results (in millions of US dollars)	4Q23	4Q24	FY23	FY24
Net profit (loss)	**(19.5)**	**(77.3)**	**(43.7)**	**(154.6)**
(+) Income taxes	(20.6)	14.3	(34.1)	(6.2)
(+) Finance income (costs)	28.2	50.3	119.5	163.8
(+) Depreciation and amortization	8.3	8.9	32.3	36.0
(+) Share of profit of an associate	-	0.1	-	(0.3)
(+) M&A expenses	0.8	0.2	2.2	4.4
(+) Stock-based compensation	0.5	0.4	2.8	3.2
(+) DeSPAC related bonus	0.9	0.1	5.8	3.6
(+) Related party consultancy services	3.8	0.8	3.8	3.5
(+) Nasdaq listing expenses	-		61.5	
Adjusted EBITDA	**2.4**	**(2.1)**	**150.1**	**53.4**

Brazil Ag Retail (in millions of US dollars)	4Q23	4Q24	FY23	FY24
Net profit (loss)	**1.1**	**(62.7)**	**52.5**	**(118.1)**
(+) Income taxes	(21.0)	13.2	(41.0)	(8.8)
(+) Finance income (costs)	16.5	46.5	101.2	151.3
(+) Depreciation and amortization	6.1	6.4	23.6	25.0
(+) Share of profit of an associate	-	(0.4)	-	(0.5)
(+) DeSPAC related bonus	0.8	0.0	5.3	1.3
Adjusted EBITDA	**3.4**	**3.0**	**141.6**	**50.1**

Latam Ag Retail (in millions of US dollars)	4Q23	4Q24	FY23	FY24
Net profit (loss)	**0.8**	**0.8**	**7.0**	**2.2**
(+) Income taxes	0.7	0.1	4.3	1.7
(+) Finance income (costs)	0.8	1.8	3.0	5.3
(+) Depreciation and amortization	0.7	0.6	2.2	2.3
(+) M&A expenses	0.2	0.3	0.6	0.3
(+) DeSPAC related bonus	0.1	-	0.5	0.6
Adjusted EBITDA	**3.3**	**3.6**	**17.6**	**12.3**

8

LAVORO

Crop Care	4Q23	4Q24	FY23	FY24
(in millions of US dollars)				
Net profit (loss)	**(4.4)**	**(7.3)**	**10.8**	**3.2**
(+) Income taxes	(1.3)	1.0	4.7	3.1
(+) Finance income (costs)	5.6	2.9	9.6	11.4
(+) Depreciation and amortization	0.9	0.9	2.6	4.1
(+) Share of profit of an associate	–	0.4	–	0.1
(+) M&A expenses	0.1	0.0	0.1	0.1
(+) Stock-based compensation	0.1	0.1	0.4	0.3
(+) Related party consultancy services	0.2	0.0	0.2	0.3
Adjusted EBITDA	**1.2**	**(2.0)**	**28.4**	**22.5**

Corporate & Intercompany Elim.	4Q23	4Q24	FY23	FY24
(in millions of US dollars)				
Net profit (loss)	**(17.1)**	**(8.0)**	**(113.9)**	**(41.9)**
(+) Income taxes	1.0	0.0	(2.0)	(2.2)
(+) Finance income (costs)	5.3	(0.9)	5.8	(4.2)
(+) Depreciation and amortization	0.6	1.1	3.9	4.7
(+) Share of profit of an associate	–	0.1	–	0.1
(+) M&A expenses	0.5	(0.2)	1.4	4.0
(+) Stock-based compensation	0.4	0.3	2.4	2.9
(+) DeSPAC related bonus	–	0.1	–	1.8
(+) Related party consultancy services	3.6	0.8	3.6	3.2
(+) Nasdaq listing expenses	–	–	61.5	–
Adjusted EBITDA	**(5.6)**	**(6.7)**	**(37.3)**	**(31.6)**

9

LAVORO

	Results in BRL (in millions of Brazilian reais)			
Consolidated Results *(in millions of Brazilian reais)*	**4Q23**	**4Q24**	**FY23**	**FY24**
Net profit (loss)	**(96.6)**	**(403.3)**	**(218.7)**	**(785.0)**
(+) Income taxes	(102.0)	74.6	(172.3)	(25.6)
(+) Finance income (costs)	139.5	262.7	617.8	822.5
(+) Depreciation and amortization	41.3	46.6	167.5	180.0
(+) Share of profit of an associate	–	0.3	–	(1.5)
(+) M&A expenses	3.9	1.0	11.0	21.7
(+) Stock-based compensation	2.6	2.2	14.5	15.6
(+) DeSPAC related bonus	4.3	0.4	29.7	18.0
(+) Related party consultancy services	18.7	4.3	18.7	17.5
(+) Nasdaq listing expenses	–	–	319.6	–
Adjusted EBITDA	**11.7**	**(11.2)**	**787.9**	**263.2**

Brazil Ag Retail *(in millions of Brazilian reais)*	**4Q23**	**4Q24**	**FY23**	**FY24**
Net profit (loss)	**5.6**	**(327.3)**	**275.5**	**(600.9)**
(+) Income taxes	(104.2)	68.8	(208.3)	(39.1)
(+) Finance income (costs)	81.5	242.7	525.1	760.0
(+) Depreciation and amortization	30.1	33.3	122.0	124.9
(+) Share of profit of an associate	–	(2.0)	–	(2.8)
(+) DeSPAC related bonus	3.8	–	27.1	6.3
Adjusted EBITDA	**16.9**	**15.4**	**741.3**	**248.5**

Latam Ag Retail *(in millions of Brazilian reais)*	**4Q23**	**4Q24**	**FY23**	**FY24**
Net profit (loss)	**4.0**	**3.9**	**36.4**	**10.9**
(+) Income taxes	3.5	0.7	22.3	8.3
(+) Finance income (costs)	4.1	9.4	15.4	26.5
(+) Depreciation and amortization	3.5	3.0	11.8	11.3
(+) M&A expenses	0.9	1.7	3.1	1.7
(+) DeSPAC related bonus	0.5	–	2.6	3.0
Adjusted EBITDA	**16.5**	**18.8**	**91.6**	**61.8**

10

Crop Care *(in millions of Brazilian reais)*	4Q23	4Q24	FY23	FY24
Net profit (loss)	**(21.7)**	**(38.2)**	**58.3**	**13.6**
(+) Income taxes	(6.5)	5.1	24.9	15.8
(+) Finance income (costs)	27.6	15.4	48.4	57.1
(+) Depreciation and amortization	4.5	4.4	13.6	20.4
(+) Share of profit of an associate	–	1.9	–	0.6
(+) M&A expenses	0.3	0.2	0.7	0.4
(+) Stock-based compensation	0.5	0.4	2.0	1.3
(+) Related party consultancy services	1.1	0.2	1.1	1.5
Adjusted EBITDA	**5.8**	**(10.6)**	**149.0**	**110.7**

Corporate & Intercompany Elim. *(in millions of Brazilian reais)*	4Q23	4Q24	FY23	FY24
Net profit (loss)	**(84.6)**	**(41.7)**	**(588.8)**	**(208.6)**
(+) Income taxes	5.1	0.0	(11.1)	(10.7)
(+) Finance income (costs)	26.3	(4.8)	29.0	(21.1)
(+) Depreciation and amortization	3.2	5.8	20.2	23.3
(+) Share of profit of an associate	–	0.5	–	0.7
(+) M&A expenses	2.7	(0.9)	7.3	19.5
(+) Stock-based compensation	2.1	1.8	12.5	14.4
(+) DeSPAC related bonus	–	0.4	–	8.7
(+) Related party consultancy services	17.6	4.2	17.6	16.0
(+) Nasdaq listing expenses	–	–	319.6	–
Adjusted EBITDA	**(27.5)**	**(34.8)**	**(193.9)**	**(157.8)**

11

LAVORO

Reconciliation of Adjusted Net Profit (Loss)

Consolidated Results	USD (in millions of US dollars)			
	4Q23	4Q24	FY23	FY24
(in millions of US dollars)				
Net profit (loss)	**(19.5)**	**(77.3)**	**(43.7)**	**(154.6)**
(+) FV of inventories from acquired companies	0.6	0.0	5.2	0.2
(+) Share of profit of an associate	–	0.1	–	(0.3)
(+) M&A expenses	0.8	0.2	2.2	4.4
(+) Stock-based compensation	0.5	0.4	2.8	3.2
(+) DeSPAC related bonus	0.9	0.1	5.8	3.6
(+) Related party consultancy services	3.8	0.8	3.8	3.5
(+) Nasdaq listing expenses	–	–	61.5	–
(+) Tax impact of adjustments	(2.2)	(0.6)	(6.7)	(5.0)
Adjusted net profit (loss)	**(15.2)**	**(76.2)**	**30.9**	**(144.9)**

Consolidated Results	BRL (in millions of Brazilian reais)			
	4Q23	4Q24	FY23	FY24
(in millions of Brazilian reais)				
Net profit (loss)	**(96.6)**	**(403.3)**	**(218.7)**	**(785.0)**
(+) FV of inventories from acquired companies	3.1	0.3	26.9	1.0
(+) Share of profit of an associate	–	0.3	–	(1.5)
(+) M&A expenses	3.9	1.0	11.0	21.7
(+) Stock-based compensation	2.6	2.2	14.5	15.6
(+) DeSPAC related bonus	4.3	0.4	29.7	18.0
(+) Related party consultancy services	18.7	4.3	18.7	17.5
(+) Nasdaq listing expenses	–	–	319.6	–
(+) Tax impact of adjustments	(11.1)	(2.9)	(34.3)	(24.6)
Adjusted net profit (loss)	**(75.0)**	**(397.7)**	**167.5**	**(737.3)**

12

13 About Lavoro Lavoro is Brazil's largest agricultural inputs retailer and a leading producer of agricultural biological products. Lavoro's shares and warrants are listed on the Nasdaq stock exchange under the tickers "LVRO" and "LVROW." Through its comprehensive portfolio of products and services, the company empowers small and medium-size farmers to adopt the latest emerging agricultural technologies and enhance their productivity. Since its founding in 2017, Lavoro has broadened its reach across Latin America, serving 72,000 customers in Brazil, Colombia, and Uruguay, via its team of over 1,000 technical sales representatives (RTVs), its network of over 210 retail locations, and its digital marketplace and solutions. Lavoro's RTVs are local trusted advisors to farmers, regularly meeting them to provide agronomic recommendations throughout the crop cycle to drive optimized outcomes. Learn more about Lavoro at ir.lavoroagro.com. Reportable Segments Lavoro’s reportable segments are the following: Brazil Ag Retail: comprises companies dedicated to the distribution of agricultural inputs such as crop protection, seeds, fertilizers, and specialty products, in Brazil. Latam Ag Retail: includes companies dedicated to the distribution of agricultural inputs outside Brazil (currently primarily in Colombia). Crop Care: includes companies that manufacture and distribute our own portfolio of private label specialty products (i.e., biologicals, adjuvants, specialty fertilizers, and other specialty products), and import and distribute off-patent crop protection products. Lavoro’s Fiscal Year Lavoro follows the crop year, which means that its fiscal year comprises July 1st of each year, until June 30 of the following year. Given this, Lavoro’s quarters have the following format: 1Q – quarter starting on July 1 and ending on September 30. 2Q – quarter starting on October 1 and ending on December 31. 3Q – quarter starting on January 1 and ending on March 31. 4Q – quarter starting on April 1 and ending on June 30. Definitions RTVs: refer to Lavoro’s technical sales representatives (Representante Técnico de Vendas), who are linked to its retail stores, and who develop commercial relationships with farmers. Forward-Looking Statements The contents of any website mentioned or hyperlinked in this press release are for informational purposes and the contents thereof are not part of or incorporated into this press release. Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expectations regarding the growth of Lavoro’s business and its ability to realize expected results, grow revenue from existing customers, and consummate acquisitions; opportunities, trends, and developments in the agricultural input industry, including with respect to future financial performance in the industry. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro.

14 These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the outcome of any legal proceedings that may be instituted against Lavoro related to the business combination agreement or the transaction; the ability to maintain the listing of Lavoro’s securities on Nasdaq; the price of Lavoro’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting Lavoro’s business; Lavoro’s inability to meet or exceed its financial projections and changes in the consolidated capital structure; changes in general economic conditions; the ability to implement business plans, forecasts, and other expectations, changes in domestic and foreign business, market, financial, political and legal conditions; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; costs related to being a public company and other risks and uncertainties indicated from time to time in the Annual Report on Form 20-F filed by Lavoro or in the future, including those under “Risk Factors” therein, or Lavoro’s other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lavoro currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lavoro’s expectations, plans, or forecasts of future events and views as of the date of this press release. Lavoro anticipates that subsequent events and developments will cause Lavoro’s assessments to change. However, while Lavoro may elect to update these forward-looking statements at some point in the future, Lavoro specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lavoro’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements. Contact Julian Garrido julian.garrido@lavoroagro.com Tigran Karapetian tigran.karapetian@lavoroagro.com Fernanda Rosa fernanda.rosa@lavoroagro.com